FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 29, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

(Marne-la-Vallée, November 29, 2006)

Euro Disney S.C.A.’s Management is aware that a company recently listed on the Frankfurt Stock Exchange and based in Zug, Switzerland, has scheduled a press conference for tomorrow to announce its intention to launch an “unfriendly takeover offer for Euro Disney”. Despite our attempts to obtain information from them, we have been unable to secure material information on this company.

The Management of Euro Disney remains focused on its daily operations as well as its long-term growth strategy and is committed to building on the progress achieved this past year.

Press Contact

Investor Relations

Pieter Boterman	Olivier Lambert
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : olivier.lambert@disney.com

Next Scheduled Release:  First Quarter Revenues in January 2007

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN : FR0000125874	Code Reuters : EDL.PA
Sicovam : 12 587	Code Bloomberg : EDL FP

The Group operates Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding approximately 2,400 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group’s operating activities also include the development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney SCA’s shares are listed and traded on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions. Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.
Date: November 29, 2006
	By:	/s/ IGNACE LAHOUD
Name: Ignace Lahoud
Title: Senior Vice President
Chief Financial Officer